EXHIBIT 16.1

THIS AGREEMENT (hereinafter the “Agreement”) made on the 30th day of March, 2016.

Between

Tata Motors Limited, a Company incorporated under the Indian Companies Act, 1913 and having its Registered Office at Bombay House, 24, Homi Mody Street, Mumbai 400 001 (hereinafter called “the Company”, which expression shall unless repugnant to the context include its successors and assigns) of the One Part

And

Mr Guenter Butschek, aged 55 yrs., son of Mr Josef Butschek, citizen of Germany, holding valid Passport No.C4JG45942 and valid Director Identification Number 07427375 having permanent residence at Biberweg 41, 70806 Kornwestheim, Germany of the Other Part.

WHEREAS the Board of Directors of the Company (hereinafter called the “Board”) has at its meeting held on January 18, 2016 appointed Mr Guenter Butschek as the Chief Executive Officer and Managing Director of the Company (hereinafter called “Mr Butschek” or the “CEO & MD” as the case may be) for a period of 5 years (“Term”) with effect from February 15, 2016 or such other date as may be agreed to by the Chairman of the Company and Mr Butschek (“Date of Appointment”) and Mr Butschek has agreed to serve the Company upon the terms and conditions contained in the resolution passed by the Board on that date and in the agreement to be executed between the Company and the CEO & MD subject to the approval of the shareholders of the Company and the Central Government. Any modifications and/or conditions stipulated by the shareholders/the Central Government in granting its approval to the appointment and terms of remuneration of Mr Butschek shall be recorded by way of a Supplementary Agreement which will form part of this Agreement.

AND WHEREAS the Parties hereto are desirous of entering into an agreement, being these presents, to record the terms and conditions aforesaid.

NOW THESE PRESENTS WITNESSETH AND IT IS HEREBY AGREED as follows:

1.	Definitions and interpretation

1.1	Definitions

1.1.1	‘Act’ means the Companies Act, 2013, as amended, modified or re-enacted from time to time.

1.1.2	‘Confidential Information’ includes information relating to the business, products, affairs and finances of the Company or any of its associated companies or subsidiaries for the time being confidential to it or to them and trade secrets (including without limitation technical data and know-how) relating to the business of the Company, its subsidiaries or of any of its associated companies or of any of its or their suppliers, clients or customers.

1.1.3	‘Intellectual Property’ includes patents, trademarks whether registered or unregistered, registered or unregistered designs, utility models, copyrights including design copyrights, applications for any of the foregoing and the right to apply for them in any part of the world, discoveries, creations, inventions or improvements upon or additions to an invention, Confidential Information, know-how and any research effort relating to any of the above mentioned business, names whether registrable or not, moral rights and any similar rights in any country of the Company or any of its associated companies or subsidiaries.

1.1.4	‘Parties’ means collectively the Company and the CEO & MD and “Party” means individually each of the Parties.

1.2	Interpretation

In this Agreement, unless the context otherwise requires:

1.2.1	Any reference herein to any clause is to such Clause. The Recitals and Clauses to this Agreement including this Interpretation Clause shall be deemed to form part of this Agreement;

1.2.2	The headings are inserted for convenience only and shall not affect the construction of this Agreement;

1.2.3	Words importing the singular include the plural and vice versa, and words importing a gender include each of the masculine, feminine and neuter gender;

2.	Term and Termination

2.1	Subject as hereinafter provided, this Agreement shall remain in force for a period of five years from the Date of Appointment unless terminated earlier.

2.2	This Agreement may be terminated earlier, without any cause, by either Party by giving to the other Party six months’ notice of such termination or the Company paying six months’ remuneration which shall be limited to provision of Basic Salary, Benefits, Perquisites and Allowances(including Living Allowance) and any pro-rated Incentive Remuneration, in lieu of such notice. Additionally, in case termination of this Agreement is initiated by the Company before the end of the Term for reasons other than breach of the Tata Code of Conduct, referred to in clause 11 below, Mr Butschek shall be entitled to Severance Pay for a period of 12 months or the balance term of the Agreement, whichever is less, (“Severance”) and which shall be limited to provision of Basic Salary, Living Allowance and any pro-rated Incentive Remuneration.

3.	Duties & Powers

3.1	The CEO & MD shall devote his whole time and attention to the business of the Company and perform such duties as may be entrusted to him by the Board from time to time and separately communicated to him. Subject to the superintendence, control and direction of the Board, the CEO & MD is entrusted with substantial powers of management which are in connection with and in the best interests of the business of the Company and the business of one or more of its associated companies and / or subsidiaries, including performing duties as assigned to him from time to time by serving on the boards of such associated companies and / or subsidiaries or any other executive body or any committee of such a company.

3.2	The CEO & MD shall not exceed the powers so delegated by the Board pursuant to clause 3.1 above.

3.3	The CEO & MD undertakes to employ the best of his skill and ability and to make his utmost endeavours to promote the interests and welfare of the Company and to conform to and comply with the policies and regulations of the Company and all such orders and directions as may be given to him from time to time by the Board.

3.4	Mr Butschek shall undertake his duties from the Company’s office located at Mumbai or at any other location in India as may be directed by the Board.

4.	Remuneration

4.1	So long as the CEO & MD performs his duties and conforms to the terms and conditions contained in this Agreement, he shall, subject to such approvals as may be required, be entitled to the following remuneration:-

4.1.1	Basic Salary: €27,500 per month;

4.1.2	Benefits, Perquisites and Allowances: In addition to the Basic Salary referred to in clause 4.1.1 above, the CEO & MD shall be entitled to:-

4.1.2.1	Living allowance of €110,000 per month intended to support the transition for Mr Butschek (who is a German citizen) to India. A one-time cost for his relocation from Toulouse, France will be borne by the Company. For upto 3 months after the Date of Appointment, the Company will provide temporary accommodation support to Mr Butschek and his family to facilitate the process of finalizing an appropriate accommodation in Mumbai.

4.1.2.2	Rent-free residential accommodation (furnished or otherwise) with the Company bearing the cost of repairs, maintenance, society charges and utilities (e.g. gas, electricity and water charges) for the said accommodation.

4.1.2.3	Reimbursement of hospitalization and major medical expenses incurred as per Rules of the Company.

4.1.2.4	Two Company maintained cars with drivers as per Company policy.

4.1.2.5	Telecommunication facility as per Rules of the Company.

4.1.2.6	Other perquisites and allowances given below:-

a.	Medical Insurance Plan with global cover for self and spouse.

b.	Business Class travel, four times a year for self and spouse to Austria.

c.	Personal Accident Insurance policy premium.

d.	Premium towards policy for compensating loss of life.

e.	Annual club membership fees.

4.1.2.7	One time Joining Bonus: €250,000 payable in the first month of joining.

4.1.2.8	Statutory Contributions: The Company shall be responsible for making all statutory contributions (including Provident Fund and Gratuity Fund only as per the Rules). For avoidance of doubt, it is clarified that notwithstanding anything contained in the Rules, the Company will not be required to make any contributions towards Superannuation Fund or Annuity Fund or any other retirement benefits.

4.1.2.9	Reimbursement towards pension and retirement schemes: Additional payment of €204,000 per annum in lieu of loss of pension in home country. This payment will be made after adjusting for contributions made towards elements of pension in India, listed in clause 4.1.2.8 above.

4.1.3	Incentive Remuneration in the form of:-

4.1.3.1	Performance Linked Bonus: The target performance linked bonus will be €550,000 per annum upto a maximum of €825,000 per annum. This performance linked bonus would be payable subject to the achievement of certain performance criteria and such other parameters as may be considered appropriate from time to time by the Board which will be payable after the Annual Accounts have been approved. An indicative list of factors that may be considered for determining the extent of performance linked bonus by the Board (recommended by the Nomination and Remuneration Committee) are:

a.	Company performance on certain defined qualitative and quantitative parameters as may be decided by the Board from time to time.

b.	Industry benchmarks of remuneration.

c.	Performance of the individual.

4.1.3.2	Long Term Incentive: With the objective of achieving long term value creation through retention and continuity of the leadership, it is intended that a long term incentive plan would be made available. The value of the long term incentive plan is intended to be a target of €550,000 per annum but not exceeding €825,000 per annum. This incentive would be payable subject to the achievement of certain performance criteria and such other parameters as may be considered appropriate from time to time by the Board. No amount would be payable if termination of the agreement is initiated by the CEO & MD prior to completion of the Term.

4.1.3.3	For the period from date of joining upto March 31, 2017, the amount for Performance Linked Bonus and Long Term Incentive will be the target annual performance amount of €550,000 for each of the said Performance Linked Bonus and the Long Term Incentive, prorated for the actual period worked.

4.2	Foreign Exchange Conversion: The above remuneration would be paid in Rupee equivalent according to the prevalent Euro/INR rate at the time of each payment and would be subject to deduction of all applicable taxes at source.

4.3	Minimum Remuneration: Notwithstanding anything to the contrary herein contained, where in any financial year during the currency of the Term of the CEO & MD, the Company has no profits or its profits are inadequate, the Company will pay to the CEO & MD remuneration by way of Basic Salary, Benefits, Perquisites and Allowances (including living allowance), Incentive Remuneration and retirement benefits as specified above.

4.4	Insurance: The Company shall keep and maintain the following Insurance Policies as per Company’s Rules and Policies which is currently as follows:-

i.	Directors and Officers Liability Insurance Policy.

ii.	Personal Accident Insurance Policy (as also referred to in clause 4.1.2.6c above)

iii.	Policy for compensating loss of life (as also referred to in clause 4.1.2.6d above).

4.5	Leave: Leave entitlement of 30 days of privilege leave, 10 days of sick leave and 8 days of casual leave will be available. Whilst unavailed casual leave would lapse if not availed during the calendar year, unavailed privilege and sick leave would lapse if not availed during the Term.

5.	Taxes and Deductions:

5.1	Taxes

If, and to the extent that, Mr Butschek has received any amounts or benefits (including employee benefits), perquisites or similar items provided or to be provided under this Agreement that is determined by the applicable taxing authorities to constitute taxable compensation, then Mr Butschek shall be solely responsible for the payment of any and all taxes imposed in respect thereof and shall not be entitled to reimbursement therefore from the Company or to any increase in the remuneration and benefits hereunder by reason thereof. Further, Mr Butschek shall be solely responsible for payment of any and all taxes imposed in respect of any personal income received by Mr Butschek outside of this Agreement. Mr Butschek agrees and undertakes to discharge any such tax liability promptly in accordance with Applicable Law and to indemnify the Company against any losses, liability or costs that the Company may incur due to the non-discharge of the same by Mr Butschek.

Notwithstanding anything contained in the above paragraph, the perquisites pertaining to housing, car and travel expenses to home country mentioned in clauses 4.1.2.2, 4.1.2.4 and 4.1.2.6b above, respectively, would be borne by the Company.

5.2	Deductions

In respect of any remuneration to be provided by the Company to Mr. Butschek pursuant to this Agreement, such remuneration by the Company shall be subject to any deductions and withholdings required under Applicable Law. The Company shall be solely responsible for any such deductions and withholdings required of it under Applicable Law.

5.3	Subject to clauses 5.1 and 5.2 above, the Company shall at its cost arrange for such professional assistance in India as may be required by Mr Butschek for the determination and discharge of Mr Butschek’s tax obligations. Mr Butschek agrees that he shall be solely responsible for filing the applicable tax returns within the time periods prescribed under Applicable Law and shall also be responsible for any consequences for delays thereof.

6.	Variation

The terms and conditions of the appointment of the CEO & MD and / or this Agreement may be altered and varied from time to time by the Board as it may, in its discretion deem fit, irrespective of the limits stipulated under Schedule V to the Act or any amendments made hereafter in this regard in such manner as may be agreed to between the Board and the CEO & MD, subject to such approvals as may be required.

7.	Intellectual Property

7.1	The Parties acknowledge that the CEO & MD may make, discover or create Intellectual Property (IP) in the course of his employment and agree that in this respect the CEO & MD has a special obligation to protect such IP and use it to further the interests of the Company, or any of its associated companies or subsidiaries.

7.2	Subject to the provisions of the laws relating to intellectual property for the time being in force in India, if at any time during his employment, the CEO & MD makes or discovers or participates in the making or discovery of any IP relating to or capable of being used in the business for the time being carried on by the Company or any of its subsidiaries or associated companies, full details of the Intellectual Property shall immediately be communicated by him to the Company and such IP shall be the absolute property of the Company. At the request and expense of the Company, the CEO & MD shall give and supply all such information, data, drawings and assistance as may be required to enable the Company to exploit the IP to its best advantage and the CEO & MD shall execute all documents and do all things which may be necessary or desirable for obtaining patent or other protection for the Intellectual Property in such parts of the world as may be specified by the Company and for vesting the same in the Company or as it may direct.

7.3	The CEO & MD hereby irrevocably appoints the Company as his attorney in his name and on his behalf to sign or execute any such instrument or do any such thing and generally to use his name for the purpose of giving to the Company or its nominee the full advantage of the provisions of this clause 7 and if in favour of any third Party, a certificate in writing signed by any director or the secretary of the Company that any instrument or act falls within the authority conferred by this clause shall be conclusive evidence that such is the case.

7.4	If the IP is not the property of the Company, the Company shall, subject to the provisions of the applicable laws for the time being in force, have the right to acquire for itself or its nominee, the CEO & MD’s rights in the IP within 3 months after disclosure pursuant to clause 7.2 above on fair and reasonable terms.

7.5	The rights and obligations under this clause shall continue in force after termination of the Agreement in respect of IP relating to the period of the CEO & MD’s employment under the Agreement and shall be binding upon his heirs and legal representatives.

8.	Confidentiality

8.1	The CEO & MD is aware that in the course of his employment he will have access to and be entrusted with information in respect of the business and finances of the Company including intellectual property, processes and product specifications, etc. and relating to its dealings, transactions and affairs and likewise in relation to its subsidiaries, associated companies, customers or clients all of which information is or may be of a confidential nature.

8.2	The CEO & MD shall not except in the proper course of performance of his duties during or at any time after the period of his employment or as may be required by law divulge to any person whatever or otherwise make use of and shall use his best endeavours to prevent the publication or disclosure of any Confidential Information of the Company or any of its subsidiaries or associated companies or any of its or their suppliers, agents, distributors or customers.

8.3	All notes, memoranda, documents and Confidential Information concerning the business of the Company and its subsidiaries or associated companies or any of its or their suppliers, agents, distributors or customers which shall be acquired, received or made by the CEO & MD during the course of his employment shall be the property of the Company and shall be surrendered by the CEO & MD to the Company upon the termination of his employment or at the request of the Board at any time during the course of his employment.

9.	Non-competition

The CEO & MD covenants with the Company that he will not, during the continuance of his employment with the Company, without the prior written consent of the Board, carry on or be engaged, directly or indirectly, either on his own behalf or on behalf of any person, or as manager, agent, consultant or employee of any person, firm or company, in any activity or business, in India or overseas, which shall directly or indirectly be in competition with the business of the Company or its holding company or its subsidiaries or associated companies. The application of this clause needs to be read in conjunction with the relevant clauses in the Tata Code of Conduct, referred to in clause 11 below.

10.	Selling Agency

The CEO & MD, so long as he functions as such, undertakes not to become interested or otherwise concerned, directly or through his spouse and / or children, in any selling agency of the Company.

11.	Tata Code of Conduct

The provisions of the Tata Code of Conduct shall be deemed to have been incorporated into this Agreement by reference. The CEO & MD shall during his term, abide by the provisions of the Tata Code of Conduct in spirit and in letter and commit to assure its implementation.

12.	Personnel Policies

All Personnel Policies of the Company and the related Rules which are applicable to other employees of the Company shall also be applicable to the CEO & MD, unless specifically provided otherwise.

13.	Summary termination of employment

The employment of the CEO & MD may not be terminated by the Company without notice or payment in lieu of notice except for reasons of breach of the Tata Code of Conduct, referred to in clause 11 above. In case of breach of the Tata Code of Conduct, Mr Butschek shall also not be entitled to Severance (as defined in clause 2.2).

14.	Termination due to physical / mental incapacity

In the event the CEO & MD is not in a position to discharge his official duties due to any physical or mental incapacity, he shall be entitled to receive notice pay and Severance as specified in clause 2.2 in this contract and this contract shall stand terminated.

15.	Resignation from directorships

Upon the termination by whatever means of his employment under the Agreement:

a.	the CEO & MD shall immediately cease to hold offices held by him in any holding company, subsidiaries or associate companies without claim for compensation for loss of office by virtue of Section 167 (1)(h) of the Act and shall resign as trustee of any trusts connected with the Company.

b.	the CEO & MD shall not without the consent of the Board at any time thereafter represent himself as connected with the Company or any of its subsidiaries and associated companies.

16.	Agreement co-terminus with employment / directorship

If and when this Agreement expires or is terminated for any reason whatsoever, Mr Butschek will cease to be the CEO & MD and also cease to be a Director of the Company. If at any time, the CEO & MD ceases to be a Director of the Company for any reason whatsoever, he shall cease to be the CEO & MD and this Agreement shall forthwith terminate. If at any time, the CEO & MD ceases to be in the employment of the Company for any reason whatsoever, he shall cease to be a Director and CEO & MD of the Company.

17.	Other Directorships

The CEO & MD covenants with the Company that he will not during the continuance of his employment with the Company accept any other directorships in any company or body corporate without the prior written consent of the Board.

18.	Non-Solicitation

The CEO & MD covenants with the Company that he will not for a period of 2 years immediately following the termination of his employment under this Agreement, without the prior written consent of the Board endeavor or entice away from the Company or any subsidiaries or associated companies any employee who has at any time during the two years immediately preceding such termination been employed or engaged by the Company or any subsidiaries or associated companies and with whom the CEO & MD has worked at any time during the two years immediately preceding termination.

19.	Notices

Notices may be given by either Party by letter addressed to the other Party at, in the case of the Company, its registered office for the time being and in the case of the CEO & MD his last known address and any notice given by letter shall be deemed to have been given at the time at which the letter would be delivered in the ordinary course of post or if delivered by hand upon delivery and in proving service by post it shall be sufficient to prove that the notice was properly addressed and posted by hand or by electronic mail.

20.	Miscellaneous

20.1	Governing Law

This Agreement shall be governed by and construed in accordance with the laws of India.

20.2	Jurisdiction

The Parties have agreed to the exclusive jurisdiction of the Indian courts.

20.3	Entire Agreement

This Agreement contains the entire understanding between the Parties and supersedes all previous written or oral agreements, arrangements, representations, and understandings (if any) relating to the subject matter hereof. The Parties confirm that they have not entered into this Agreement upon the basis of any representations that are not expressly incorporated into this Agreement. Neither oral explanation nor oral information given by any Party shall alter or affect the interpretation of this Agreement.

20.4	Waiver

A waiver by either Party of a breach of the provision(s) of this Agreement shall not constitute a general waiver, or prejudice the other Party’s right otherwise to demand strict compliance with that provision or any other provisions in this Agreement.

20.5	Severability

Each term, condition, covenant or provision of this Agreement shall be viewed as separate and distinct, and in the event that any such term, covenant or provision shall be held by a court of competent jurisdiction to be invalid, the remaining provisions shall continue to operate.

20.6	Counterparts

This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original, but all of which shall constitute the same agreement.

IN WITNESS WHEREOF these presents have been executed by the Parties hereto on the day and year first above written.

The Common Seal of TATA MOTORS LIMITED was hereunto affixed pursuant to the Resolution passed by the Board of Directors on January 18, 2016 in the presence of Mr Cyrus P Mistry, Chairman of the Company

and

Mr Nusli N. Wadia

Director of the Company

Witnesses: SHAILESH CHANDRA

SIGNED, SEALED AND DELIVERED by the said Mr Guenter Butschek in the presence of:

Hoshang K. Sethna

Witnesses: